Contact

www.linkedin.com/in/sara-thurner-1a914410 (LinkedIn)

Top Skills

Time Management

Financial Analysis

Accounting

Sara Thurner

Accounting Professional

San Francisco Bay Area

Experience

O2 Treehouse Commercial Inc

Finance Operations Manager

April 2024 - Present (1 year 4 months)

Petaluma, California, United States

Empire College School of Business

Controller

January 2019 - October 2019 (10 months)

santa rosa, ca

TLCD Architecture

Senior Accountant

March 2013 - March 2014 (1 year 1 month)

Santa Rosa, Ca.

Ray Carlson & Associates, Inc.

8 years 1 month

Full-charge bookkeeper/ Accounting Manager

April 2005 - March 2013 (8 years)

Responsible for new marketing strategy, re-branding, website, social media and marketing budget.

Managing and reconciling all bank accounts.

Monthly reporting, I.E., P&L, balance sheet, division and sales.

Handling all A/P and A/R.

Work with management and CPA for year-end reporting.

Payroll including liability payments and audits.

Monthly client billings working with project management team.

Director of Operations

March 2005 - March 2013 (8 years 1 month)

Xolar Corporation, Inc

Executive Administrative Assistant

August 1999 - December 2004 (5 years 5 months)

Managed and reconciled eleven bank accounts.

Served as an assistant to the CEO and CFO to the corporation in accordance with company goals.

Inventory/ purchasing parts from our major manufacturers.

Updated and implemented tracking programs for special-order product manufacturing.

Handling all A/P and A/R.

Processing all refunds for all divisions.

Responsible for storage and processing all year-end forms.

Managed all co-op accounts.

Responsible for the heading and the follow through of occasional large scale research projects.

xolar
assistant
1995 - 2004 (9 years)

Prunuske Chatham, Inc
Bookkeeper
May 1998 - February 2000 (1 year 10 months)

Handled time tracking for contracted jobs.

Data entry and filing.

Education

Santa Rosa Junior College
· (1992 - 1994)

American InterContinental University
Bachelor of Business Administration (B.B.A.), Business Administration and Management, General